UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NextSource Materials, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65343M100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65343M100	13G/A

1	NAME OF REPORTING PERSONS VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,479,809 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,479,809 ** (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,479,809 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8% ** (1)
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 65343M100	13G/A

1	NAME OF REPORTING PERSONS VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,479,809 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,479,809 ** (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,479,809 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8% **
12	TYPE OF REPORTING PERSON* CO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 65343M100	13G/A

1	NAME OF REPORTING PERSONS VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,479,809 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,479,809 ** (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,479,809 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 65343M100	13G/A

1	NAME OF REPORTING PERSONS VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,991,713 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,991,713 ** (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,991,713 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 65343M100	13G/A

1	NAME OF REPORTING PERSONS VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,991,713 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,991,713 ** (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,991,713 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 65343M100	13G/A

1	NAME OF REPORTING PERSONS Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,991,713 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,991,713 ** (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,991,713 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).
(1)	Reflects current beneficial ownership of the Reporting Person. See additional information regarding beneficial ownership contained in Item 4.

SCHEDULE 13G

This Amendment No. 4 to Schedule 13G (this “Amendment”) relates to shares of Common Stock, no par value (“Common Stock”), of NextSource Materials Inc., a Canadian corporation, formerly known as Energizer Resources Inc., a Minnesota corporation (the “Issuer”), and is being filed on behalf of (i) VR Global Partners, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) VR Advisory Services Ltd (“VR”), a Cayman Islands exempted company, as the general partner and investment adviser of the Fund, (iii) VR Capital Participation Ltd. (“VRCP”), a Cayman Islands exempted company, as the sole shareholder of VR, (iv) VR Capital Group Ltd. (“VRCG”), a Cayman Islands exempted company, as the sole shareholder of VRCP, (v) VR Capital Holdings Ltd. (“VRCH”), a Cayman Islands exempted company, as the sole shareholder of VRCG and (vi) Richard Deitz, the principal of VR, VRCP, VRCG, VRCH (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”). All shares of Common Stock are held by the Fund and VRCG. This Amendment amends and restates the original Schedule 13G filed with the Securities and Exchange Commission on December 29, 2015 (the “Original 13G”), as such Original 13G was amended and restated by Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) on February 14, 2017, Amendment No. 2 filed with the SEC on February 14, 2018 and Amendment No. 3 filed with the SEC on February 14, 2019 (together with the Original 13G, the “Previous 13G/As”) by the Reporting Persons.

Item 1(a)	Name of Issuer.

NextSource Materials Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

130 King Street West

Exchange Tower 1940

Toronto, Ontario

Canada M5X 2A2

Item 2(a)	Name of Person Filing.

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	VR Global Partners, L.P. (the “Fund”);

(ii)	VR Advisory Services Ltd (“VR”);

(iii)	VR Capital Participation Ltd. (“VRCP”);

(iv)	VR Capital Group Ltd. (“VRCG”);

(v)	VR Capital Holdings Ltd. (“VRCH”); and

(vi)	Richard Deitz.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Item 2(b) of the Previous 13G/As is hereby amended and restated to read as follows:

For the Fund, VRCP, VRCG and VRCH: c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For VR: 300 Park Avenue, Suite 1602, New York, New York, 10022, USA.

For Mr. Deitz: Niddry Lodge, 51 Holland Street, First Floor, London W8 7JB, United Kingdom

Item 2(c)	Citizenship or Place of Organization.

(i)	The Fund is a Cayman Islands exempted limited partnership;

(ii)	VR is a Cayman Islands exempted company;

(iii)	VRCP is a Cayman Islands exempted company;

(iv)	VRCG is a Cayman Islands exempted company;

(v)	VRCH is a Cayman Islands exempted company; and

(vi)	Mr. Deitz is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, no par value (“Common Stock”).

Item 2(e)	CUSIP Number.

65343M100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Covering VR, VRCP, VRCG, VRCH and Mr. Deitz:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Item 4 of the Previous 13G/A is hereby amended and restated to read as follows:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of the date hereof, each of the Fund, VR and VRCP may be deemed to beneficially own 22,479,809 shares of the Common Stock of the Issuer, representing approximately 3.8% of the shares of Common Stock outstanding.

As of the date hereof, each of VRCG, VRCH and Mr. Deitz may be deemed to beneficially own 28,991,713 shares of the Common Stock of the Issuer, representing approximately 4.8% of the shares of Common Stock outstanding.

The above percentages are based on 598,073,572 shares of Common Stock of the Issuer outstanding as of December 31, 2020, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on December 7, 2020.

22,479,809 shares of Common Stock of the Issuer reported as beneficially owned herein are directly held by the Fund. VR, as the general partner and investment adviser of the Fund, may be deemed to exercise voting and investment power over the 22,479,809 shares of Common Stock held by the Fund and thus may be deemed to beneficially own such shares of Common Stock. VRCP, as the sole shareholder of VR, also may be deemed to beneficially own the 22,479,809 shares of Common Stock held by the Fund. VRCG directly holds 6,511,904 shares of Common stock of the Issuer and, as the sole shareholder of VRCP, also may be deemed to beneficially own the 22,479,809 shares of Common Stock held by the Fund, for a total of 28,991,713 shares that may be deemed to be beneficially owned by VRCG. VRCH, as the sole shareholder of VRCG, also may be deemed to beneficially own the 28,991,713 total shares of Common Stock held by the Fund and VRCG. Mr. Deitz, as the principal of VR, VRCP, VRCG and VRCH, also may be deemed to beneficially own the 28,991,713 total shares of Common Stock held by the Fund and VRCG.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Previous 13G/A is hereby amended and restated to read as follows:

With respect to the all of the Reporting Persons:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For VR, VRCP, VRCG, VRCH and Mr. Deitz:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Fund:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

VR Global Partners, L.P.

By: VR Advisory Services Ltd, its general partner

By:	/s/ Emile du Toit
Name:	Emile du Toit
Title:	Authorized Person

VR Advisory Services Ltd

By:	/s/ Emile du Toit
Name:	Emile du Toit
Title:	Authorized Person

VR Capital Participation Ltd.

By:	/s/ Emile du Toit
Name:	Emile du Toit
Title:	Authorized Person

VR Capital Group Ltd.

By:	/s/ Emile du Toit
Name:	Emile du Toit
Title:	Authorized Person

VR Capital Holdings Ltd.

By:	/s/ Emile du Toit
Name:	Emile du Toit
Title:	Authorized Person

/s/ Richard Deitz
Richard Deitz